94

02049790

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wolford AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

FILE NO. 82- 4403 FISCAL YEAR 4-30-99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 9/9/02


Wolford
WIEN PARIS LONDON
ANNUAL REPORT

The 1998/99 Annual Report and Financial Statements of Wolford Aktiengesellschaft which has its registered headquarters in Bregenz on Lake Constance

The Annual Report and Financial Statements of Wolford Aktiengesellschaft can be obtained in English and German by calling 00.43.5574.690.268 and will be available as hand-outs at the 12th Ordinary General Meeting of Shareholders on 6 September 1999. From this date forward, the Annual Report will also be presented on the Internet. http://www.wolford.com

Wolford Aktiengesellschaft
Wolfordstraße 1
A-6900 Bregenz

Cover: StarckNakedHot
Photo: Jean-Baptiste Mondino

ANNUAL REPORT 1998/99

1. 5. 1998 – 30. 4. 1999

WOLFORD AKTIENGESELLSCHAFT
WOLFORD GROUP

WIEN PARIS LONDON

STREET FRONT OF MANUFACTURING DEPARTMENT





INDEX TO ANNUAL REPORT 1998/1999 AND FINANCIAL STATEMENTS

5 Corporate Key Figures
6 Wolford Group Structure
7 Executive Bodies
8 Management Report
51 Graphics
84 Prospects
88 Supervisory Board Report
91 Distribution of Profits
94 Consolidated Financial Statements according to Austrian Commercial Code (HGB)
110 Report of Independent Auditors
112 Consolidated Financial Statements according to International Accounting Standards (IAS)
129 Report of Independent Auditors
130 Wolford Group and Representatives




A SCARF?
A SLEEVE?
A TUBE TOP?
A DRESS!

Photo: Jean-Baptiste Mondino
©Wolford

CORPORATE KEY FIGURES

ATS/EUR in thousands	1998/99			1997/98	
	TATS	TEUR	%	TATS	%
Sales total	1.832.400	133.166	10,10	1.664.300	0,80
EBIT	151.600	11.017	11,60	135.800	-44,40
Result from ordinary business activities	185.300	13.466	7,20	172.800	-38,30
Net profit in accordance with Austrian Commercial Code (HGB)	142.200	10.334	12,30	126.600	-33,60
Net profit in accordance with Int. Accounting Standards (IAS)	143.000	10.392	6,90	133.800	
Cash Flow according to HGB	241.900	17.580	27,00	190.500	-24,80
Investments	394.800	28.691	59,80	247.100	27,40
Balance sheet total	2.349.300	170.730	9,70	2.140.800	15,80
Equity capital in accordance with Austrian Commercial Code (HGB)	1.053.300	76.546	9,60	961.000	8,90
Equity capital in accordance with Int. Accounting Standards (IAS)	1.053.700	76.575	6,10	993.400	9,10
EBIT margin in %	7,90%			8,00%	
Return on sales in %	7,80%			7,60%	
Return on equity	13,50%			13,20%	
Equity capital ratio in %	44,80%			44,90%	
Employees (average)	1.697			1.562	

STOCK EXCHANGE KEY FIGURES

	1998/99			1997/98	
	ATS	EUR	%	ATS	%
Profit per share according HGB in ATS/EUR	28,70	2,09	13,40	25,30	-33,60
Cash Earnings per share according HGB in ATS/EUR	48,90	3,55	28,40	38,10	-24,80
Dividend in ATS/EUR	10,10	0,73	1,00	10,00	0,00
Share price high in ATS/EUR	983	71,437		1.290	
Share price low in ATS/EUR	488	35,50		712	
Market capitalization as at 30.4. in ATS/EUR million	3.010	219		4.255	
Average of traded shares per day	37.462			35.766	

WOLFORD GROUP STRUCTURE


WOLFORD AG
Bregenz
A
1950
WOLFORD (SCHWEIZ) AG
St. Margrethen
CH
1971
WOLFORD DEUTSCHLAND GMBH
München
D
1975
WOLFORD PARIS S.A.R.L.
Paris
F
1987
WOLFORD LONDON LTD
London
UK
1988
WOLFORD ITALIA S.R.L.
Mailand
I
1992
WOLFORD ESPAÑA S.L.
Madrid
E
1993
WOLFORD SCANDINAVIA APS
Kopenhagen
DK
1995
WOLFORD AMERICA INC
New York
USA
1996
WOLFORD JAPAN K.K.
Tokio
J
1997
WOLFORD NEDERLAND B.V.
's-Hertogenbosch
NL
1998
WOLFORD CHINA LTD
Hongkong
PRC
1998
WOLFORD BOUTIQUES LLC
New York
USA
1998



EXECUTIVE BODIES

MANAGING BOARD

Fritz HUMER, Chairman and Chief Executive Officer
Josef METZLER, Deputy Chairman
Karl Michael MILLAUER, Chief Financial Officer

SUPERVISORY BOARD

Leopold BEDNAR, Chairman
Emil FLÜCKIGER, Deputy Chairman
Walter BEREUTER
Manfred WILHELM

APPOINTED BY THE EMPLOYEES COUNCIL

Helmut BIRNBAUMER
Anni MOOSBRUGGER-RATH



AS THE FIRST FIFTY YEARS OF THE COMPANY'S HISTORY DRAW TO A CLOSE,

THE RESULTS OF THE 1998/99 FINANCIAL YEAR ARE THE THIRD BEST EVER.

INDICATORS RELEVANT TO PROFIT AND SALES SHOW A DOUBLE-DIGIT INCREASE

ALMOST WITHOUT EXCEPTION.

INVESTMENTS REACHED A RECORD HIGH OF ATS 395 MILLION.

WOLFORD IS PREPARED FOR THE FUTURE.

INNOVATIONS IN THE PRÊT À PORTER RANGE

GIVE A NEW ANGLE TO THE LUXURY WOLFORD BRAND:

UNIQUE MULTI-WEAR USING SEAMLESS TECHNOLOGY.

FROM THE OUTSET, THE NEW PRODUCT *body*CULTURE HAS GOT WHAT IT TAKES

TO BE A GLOBAL BESTSELLER IN THE LINGERIE MARKET.

ABOUT 40% OF THE GROUP TURNOVER IS ACHIEVED THROUGH SALES OF BRANDED PRODUCTS

THAT HAVE BEEN ON THE MARKET FOR LESS THAN TWO YEARS.

VISIONARY PRODUCTS CONSTANTLY REJUVENATE CONSUMER INTEREST.

244 WOLFORD BOUTIQUES WORLDWIDE ACCOUNT FOR 25% OF GROUP SALES.

LAST YEAR: 21%.

PHOTOS OF THE MERINO RANGE: JEAN-NOËL l'HARMEROULT
PRODUCT: MERINO PLAIN STRING

THIS IS TOMORROW



MERINO

A COMPLETE WARDROBE OF THE FINEST NATURAL

FIBRES, FURTHER DEVELOPMENT

OF A SUCCESSFUL RANGE.

MERINO WOOL ON THE OUTSIDE,

COTTON ON THE INSIDE.

CIRCULAR KNIT USING SEAMLESS TECHNOLOGY.

EXCLUSIVELY FROM WOLFORD.



PRODUCTS: MERINO SCARF AND MERINO LEGWEAR



'Wolford is always my first choice,
whether I'm relaxing at home
or attending an official reception.
I adore Wolford for the sensual way
in which it covers my body
and for its magic which outlines the beauty
inherent in every woman.'

Nana Okumura
Miss Japan Universe 1998

bodyCULTURE

A PRODUCT PREMIERE IN THE LINGERIE MARKET:

15 OPTIONS FOR THE BODY AND 8 FOR THE LEGS.

COSMETIC SHAPING AND SUPPORTIVE EFFECT.

WOLFORD ORIGINAL QUALITIES.

VELVET, SATIN DE LUXE AND SYNERGY.

VERY WELL RECEIVED BY RETAIL PARTNERS

AND ALL TESTERS.

 Photos bodyCULTURE: Bruno Bisang





Velvet Control Body

THE *body*CULTURE BEAUTY FORMULA:

Well-being
Cosmetic
Perfection
Comfort

THE *body*CULTURE RANGE:

3 successful materials
2 bodies
4 bras
8 slips
1 suspender belt
8 pairs of tights



Velvet Control Panty and Multi Bra



THE SUCCESS OF WOLFORD'S SEAMLESS TECHNOLOGY: CONTROL TOP SHEER



DETAILS OF THE STAIRS LEADING TO THE NEW MANUFACTURING BUILDING



WOLFORD MUST-HAVES

They are unique.
Exclusive designs.
Limited editions.
Example: the Wolford watch.
Swiss precision engineering.
Wolford design.
1,111 one-off, numbered pieces.
For the whole world.

Products: Wolford Watch
Sun Wear I
Wolford Bag


Wolford



Photos Viscose: Bruno Bisang

... and Viscose Skirt



Viscose

Development of a six-piece set in viscose for Spring/Summer 2000. Mix and match Prêt à Porter pieces in seamless technology. Easy to care, a sensation to wear. Attractive pieces with real sex appeal. Very Important Pieces. A Wolford worldwide exclusive.



The building project nears completion. On schedule. On budget.
Investments during the 1998/99 financial year: ATS 156.5 million.

400 staff are employed in manufacturing.
A quality workplace thanks to high tech, light,
air and a view of the countryside
of the Mehrerau wood and Klosterwiesen
of the Wolford garden and the mountains.
They work in a country that others visit on holiday.





Martin Fitz   Susanne Palka   Christian Greußing   Ulrike Rohrer   Kurt Gschließer

The staff headcount increased by 238 to 1,899 in the 1998/99 financial year. 92 new jobs at company headquarters and 146 in the international subsidiaries in Asia, the USA and Europe.



[illegible] Gehrer Andreas Schmid Christoph Wöginger Hubert Höfle Markus Mayer Wolfgang Pfeiffer

Teams of diverse personalities from 26 different cultures increase future prospects with their energy, ability, imagination and skill. Pictured are young executives from the 1995 junior group: Wolford's management potential and decision makers-to-be.



Photo: Bruno Bisang
Product: Silk Body String



WOLFORD BOUTIQUES ARE DEFINITELY ON THE ROAD TO SUCCESS.

244 WORLDWIDE AS OF 30.4.1999.

THEIR PERCENTAGE OF GROUP TURNOVER HAS GROWN FROM 21% TO 25%.

IN THE 1998/99 FINANCIAL YEAR,

WOLFORD BOUTIQUES CONTRIBUTED ATS 458.1 MILLION

TO THE GROUP SALES OF ATS 1,832.4 MILLION.


Wolford
WIEN PARIS LONDON

Wolford Boutique Padua Via San Fermo, 6
Opening 25.9.1998


Wolford

The Wolford China offensive.
4 boutiques opened in the last 4 months
of this financial year.
Hong Kong Ocean Center 1/99,
Palace Hotel Beijing 2/99,
Singapore Ngee Ann City 4/99,
Guangzhou China Hotel 4/99
Photo: Modelcrew featuring
StarckNakedHot
Palace Hotel Beijing 6/99



Wiener Festwochen (Vienna Festival Weeks) 1999
New production of "Die Fledermaus".
From right to left:
Agnes Baltsa - Prince Orlowsky
Isabel Rey - Adele
Wolfgang Prendel - Gabriel von Eisenstein
Mercedes Echerer - Ida
The entire cast were fitted out in
Wolford products.
Velvet de Luxe
Satin Opaque
Fatal Neon
Merida
Photo: Mike Ranz, Vienna

WOLFORD-OWNED BOUTIQUES ARE TEST PLATFORMS, MANAGED BY WOLFORD ITSELF. AS OF 30.4.1999 THEY NUMBERED 39 WORLDWIDE. THEIR SHARE OF GROUP TURNOVER HAS RISEN FROM 6% TO 11%. INVESTMENTS IN THE EXPANSION OF WOLFORD-OWNED BOUTIQUES AND SHOP IN SHOPS DURING THE 1998/99 FINANCIAL YEAR: ATS 96.8 MILLION.

PHOTO: WOLFORD BOUTIQUE HAMBURG NEUER WALL OPENING: 1.10.1998







Wolford Multitubes in Joy Germany June 1999



The distribution centre is located at the Bregenz headquarters.
It has the capacity to dispatch 100,000 units per day.
All European destinations receive their deliveries within 24 hours.
Deliveries reach the west coast of the USA, the Far East and Australia within 3 days.

THE ANNUAL CONSUMPTION OF WATER IS AROUND 400,000 M^3.

IT IS OF DRINKING WATER QUALITY.

THIS MEANS WE MUST TREAT THIS RAW MATERIAL VERY CAREFULLY.

THE WATER MANAGEMENT PROGRAMME IS VERY EFFICIENT.

LONG-TERM RIGHTS HAVE BEEN SECURED FOR DOUBLE THE CURRENT ANNUAL QUANTITY OF WATER NEEDED. THANKS TO THE GOVERNMENT OF VORARLBERG AND THE CITY OF BREGENZ FOR THIS PRIVILEGE.





Wolford Swimkini 44°C in the Greek magazine Gynaika 4/1999
Drinking water point in the new building



Around 30% of the energy used is recycled, and CO_2 emissions and consumption of primary energy are kept to a minimum.
Wolford has been labelled an ecological pilot company since 1990.



Ideas competition for StarckNaked.

146 unusual ideas from customers.

Stark variations on the Philippe Starck original.

A cult product captures the world's imagination.

The winner is from China.

Germany took the record for the most entries.

Photo: Michael Bühler and Simone Weibel from Zurich.



WOLFORD RECEIVES THE 1998 NIKKEI AWARD.

THIS PRESTIGIOUS AWARD WAS PRESENTED IN RECOGNITION OF THE SEAMLESS TECHNOLOGY FOR BODIES AND THE SUCCESSFUL LAUNCH OF THE LUXURY BRAND IN JAPAN. IN WOLFORD'S FIRST COMPLETE FINANCIAL YEAR ON THE JAPANESE MARKET, TURNOVER DOUBLED TO ATS 30 MILLION.



'As Wolford was the official legwear sponsor for the 1998 Miss Universe competition, I enjoyed to wear Wolford stockings on my unforgettable day. However, I was already a long-standing fan of Wolford. When I lived in London and Norway I used to buy Wolford tights to keep the cold winters of Northern Europe at bay.'



Innovative precision work and careful hand-finishing in the manufacturing process are what makes Wolford stockings, tights and stay-ups so outstanding. Independent international consumers – and product testing – confirm Wolford's ranking as a top legwear product. 200 staff are employed in quality control alone. The use of valuable, precise manual work is why 46% of the price of a pair of tights contributes to the total wage bill.


Vivienne Westwood
RED

A creative turnaround in the principle of ladder-resistance by Vivienne Westwood for the Red Label Spring/Summer 1999 collection.



Resting area for hosiery blanks


Scene UK 6/1999
Products:
Lady: Velvet de Luxe
Man: Cotton Velvet
Waist - Socks

The Wolford Men collection, consisting of tights, knee-highs and socks is the start of a successful range with the potential to span the globe. Exclusive quality yarns like Velvet, standard to the world of womenswear, are used to improve the sensuality of men's items.



As personalities and specialists,
trainees carry our hopes and visions.
The training programmes prepare the trainees
for their personal challenges
and career prospects with Wolford.
Pictured: Manuel Greußing.

Vivienne Westwood Red Label A/W 99
Wolford knee-highs in Ajouré technique
Photo: Ugo Camera





Seamless pieces in Synergy, Merino, Opaque Naturel and Viscose permit individual freedom. They are unique and varied, comfortable and ready-to-wear. They are Wolford originals, tempting others to imitate them. Only true Wolford brand products like the modern, seamless multitubes possess that worldwide exclusive style, quality and beauty.



Wolford construction of a drying plant for Tubes



We manufacture at a location that many people consider as a holiday destination: Bregenz on Lake Constance. Reduction in waste since 1999 by 90% to 10%. Our heat exchange system is pioneering. 98% of boiler heating is gas-powered.

FLUCTUATION IN THE GROUND WATER LEVEL AT THE BREGENZ SITE


Level
400,00
399,50
399,00
398,50
398,00
397,50
397,00
396,50
396,00
m
Pumpe im
25.04.1995
27.05.1995
29.06.1995
01.08.1995
23.10.1995
09.02.1996
02.04.1996
07.05.1996
13.06.1996
16.07.1996
18.08.1996
14.09.1996
11.10.1996
18.11.1996
07.01.1997
14.02.1997
21.03.1997
29.04.1997
10.06.1997
16.07.1997
21.08.1997
26.09.1997
03.11.1997
09.12.1997
02.02.1998
09.03.1998
14.04.1998
20.05.1998
29.06.1998
06.08.1998
14.09.1998
27.10.1998
09.12.1998
05.02.1999
24.03.1999
10.05.1999
25.06.1999

In the catastrophic year of 1999, unusually high precipitation led to a dramatic change in the ground water level. Waterproofing of the building base provided effective protection to the plant and the ground water at the site on Lake Constance.

SALES (1950 - 1999)


in 1.000 ATS
0
400.000
800.000
1,200.000
1,600.000
1950
1952
1954
1956
1958
1960
1962
1964
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998

WOLFORD AG BREGENZ, WWW.WOLFORD.COM
PRODUCT: MERINO POLO



Marketing department floor in the new building

GROUP SALES



2,000.000
1,800.000
1,600.000
1,400.000
1,200.000
1,000.000
800.000
600.000
400.000
200.000
0
in 1000 ATS
1,269.429
1,475.400
1,651.692
1,664.291
+10,1%
1,832.359
1994/95
1995/96
1996/97
1997/98
1998/99

SALES BRAND/CONTRACT



2,000.000
1,800.000
1,600.000
1,400.000
1,200.000
1,000.000
800.000
600.000
400.000
200.000
0
in 1000 ATS
BRAND
CONTRAC
1996/97
1997/98
1998/99

SALES – SHARE PER MARKET



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
18,3%
6,3%
8,9%
6,9%
13,1%
17,6%
28,9%
19,7%
7,3%
8,3%
8,0%
12,0%
16,6%
28,2%
21,5%
6,8%
7,2%
8,0%
11,1%
16,5%
28,9%
OTHERS
USA
UK
CH
F
A
D
1996/97
1997/98
1998/99

BRAND SALES DEVELOPMENT

1998/99 VS. 1997/98 (MAIN MARKETS)



-10%
0%
+10%
+20%
+30%
+110%
A
D
F
UK
CH
I
E
SCAN
BENELUX
USA
J
+109%
ASIA
-24%
BRAND



NEW BUILDING FOR MANUFACTURING AND SORTING

SALES – SHARE PER DISTRIBUTION CHANNEL



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
7,2%
45,7%
22,3%
24,8%
CONTRACT
MULTIBRAND
DEPT. STORES
BOUTIQUES
1998/99

SALES – SHARE PER DISTRIBUTION CHANNEL



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
11,2%
9,3%
7,5%
7,2%
45,7%
50,3%
35,2%
62,6%
CONTRACT
MULTIBRAND
DEPT. STORES
BOUTIQUES
22,3%
21,1%
22,2%
20,4%
24,8%
21,1%
13,3%
5,8%
1995/96
1996/97
1997/98
1998/99

DISTRIBUTION DEVELOPMENT
(NUMBER OF CUSTOMERS)



6000
5000
4000
3000
2000
1000
0
5800
5400
4300
4100
3900
4040
1993/94
1994/95
1995/96
1996/97
1997/98
1998/99

SALES WHOLESALE/RETAIL



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
95,3%
93,6%
88,6%
WHOLESALE
RETAIL
4,7%
6,4%
11,4%
1996/97
1997/98
1998/99



Vivienne Westwood A/W 1999
Product: Neonglanz



Photo: Bruno Bisang
Product: Wolford Tube for the new millennium

BOUTIQUE DEVELOPMENT
(NUMBER OF BOUTIQUES/ SHARE OF SALES)


24,8%
21,1%
13,3%
5,8%
300
250
200
150
100
50
0
25,0%
22,5%
20,0%
17,5%
15,0%
12,5%
10,0%
7,5%
5,0%
2,5%
0%
244
197
160
55
1995/96
1996/97
1997/98
1998/99

BOUTIQUE DEVELOPMENT


INDEPENDENT BOUTIQUES
DIRECTLY OPERATED BOUTIQUES
NUMBER OF BOUTIQUES
250
200
150
100
50
0
55
53
2
160
157
3
197
188
9
244
205
39
1995/96
1996/97
1997/98
1998/99

BRAND SALES – SHARE PER PRODUCT GROUP


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2,8%
42,5%
54,7%
OTHER PRODUCTS
BODIES & SWIMBODIES
LEGWEAR
1998/99

SALES PER PRODUCT GROUP


1,200.000
1,000.000
800.000
600.000
400.000
200.000
0
in 1000 ATS
1995/96
1996/97
1997/98
1998/99
LEGWEAR
BODIES & SWIMBODIES
OTHER PRODUCTS



Glass display stage in manufacturing section

STATISTICAL SALES POTENTIAL FOR SELECTED MARKETS
(BASED ON SALES AND GNP/INHABITANT OF AUSTRIA)



100%
80%
60%
40%
20%
0%
ADDITIONAL SALES POTENTIAL IN %
SALES 1998/99 IN %
OF TOTAL SALES POTENTIAL
A
D
F
UK
CH
I
E
N
S
DK
FIN
NL
B
USA
J

244 BOUTIQUES WORLDWIDE IN 43 COUNTRIES
(PER 30.04.99)


F 48
A 40
D 37
USA 16
I 15
CEE 13
SCAN 10
E 8
CH 8
NL 7
R EAST 7
UK 6
J 6
LE EAST 5
B 5
MERICA 4
AUS 3
UROPE 3
ROK 2
AFRICA 1
OPENED BEFORE 5/98
OPENED SINCE 5/98

TOP 20 BOUTIQUES WORLDWIDE
(1998/99; 12 MONTH OPEN; SELL OUT)

1.	USA	NY, New York, 619 Madison Avenue
2.	A	Bregenz, Wolfordstraße
3.	CH	Basel, Freie Strasse
4.	UK	London, South Molton Street
5.	CH	Zürich, Kuttelgasse
6.	F	Paris, St. Honoré
7.	D	Frankfurt, Börsenstraße
8.	F	Paris, Marbeuf
9.	D	München, Maximilianstraße
10.	USA	NY, New York, 996 Madison Avenue
11.	USA	IL, Chicago, East Oak Street
12.	A	Wien, Schwechat, Airport
13.	DK	Copenhagen, Østergade
14.	I	Milano, Manzoni
15.	CH	Lausanne, Rue St. Francois
16.	F	Paris, Rue de Rennes
17.	A	Wien, Habsburgergasse
18.	RUS	Moskau, Galereya Akter
19.	CH	Bern, Marktgasse
20.	D	Nürnberg, Königstraße

TOP 20 DEPARTMENT STORES
(1998/99; SELL OUT)

1.	UK	Harrods, London
2.	UK	Harvey Nichols, London
3.	F	Galerie Lafayette, Boulevard Haussmann, Paris
4.	UK	Selfridges, London
5.	F	Printemps, Boulevard Haussmann, Paris
6.	D	KaDeWe, Berlin
7.	CH	Jelmoli, Zürich
8.	F	Bon Marché, Paris
9.	D	Karstadt, Bremen
10.	CH	Globus, Zürich
11.	IRL	Brown Thomas, Dublin
12.	D	Karstadt, Mönckebergstrasse, Hamburg
13.	DK	Illum, Copenhagen
14.	D	Kaufhof, Köln
15.	DK	Magasin du Nord, Lyngby
16.	ROK	Hyundai
17.	F	Printemps, Parly 2, Paris
18.	UK	Fenwick, London
19.	DK	Magasin du Nord, Copenhagen
20.	S	NK, Stockholm

AVERAGE PRICE PER UNIT IN ATS
1950 - 1999


0
20
40
60
80
100
120
140
160
180
1950
1952
1954
1956
1958
1960
1962
1964
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998



Vogue Russia 1/99
Product: Velvet de Luxe

IN 1998/99

THE FIRST WOLFORD STOCK OPTION MODEL

FOR EXECUTIVES WAS SET UP.

1% OF THE SHARE CAPITAL

WITH A VALUE OF ATS 34.1 MILLION WAS ACQUIRED.

A CONTINUATION OF THIS MODEL

IS PLANNED FOR 1999/2000.


Ulrike Rohrer
Hubert Höfle
Christoph Wöginger



Wolford's key European markets demonstrated the strongest growth in the 1998/99 business year. Benelux up 31%, Scandinavia up 16%, Italy up 15%, Germany up 12%, Switzerland and Austria up by 10% each.

Photo: Conveyor belt in the despatch department

AVERAGE GROUP STAFF (FULLTIME)


1.800
1.600
1.400
1.200
1.000
800
600
400
200
0
1.455
1.562
1.697
1996/97
1997/98
1998/99

SALES PER EMPLOYEE


1200
1000
800
600
400
200
0
in 1000 ATS
1.135
1.065
1.080
1996/97
1997/98
1998/99

VALUE – ADDED


1,200.000
1,000.000
800.000
600.000
400.000
200.000
0
in 1000 ATS
894.000
993.000
917.000
1,024.000
1995/96
1996/97
1997/98
1998/99

VALUE – ADDED PER EMPLOYEE


800
700
600
500
400
300
200
100
0
in 1000 ATS
702
682
587
603
1995/96
1996/97
1997/98
1998/99



Personality profiles. They're young and energetic. They're self-motivated and ambitious. Today, Wolford trainees. Tomorrow, masters of their business.
Picture, left to right: Benjamin Tschemernjak, Paul Willi

PERSONNEL

	APR 96	APR 97	APR 98	APR 99
ADMINISTRATION	52	53	48	49
DISTRIBUTION	327	370	437	601
PRODUCTION	1.062	1.177	1.176	1.249
TOTAL	1.441	1.600	1.661	1.899



Franziska Gillard Stefan d'Alsazia

PERSONNEL-MATERIAL-COST-RATE


IN % OF OPERATING PERFORMANCE
72,0%
71,0%
70,0%
69,0%
68,0%
67,0%
66,0%
65,0%
64,0%
63,0%
62,0%
71,0%
67,0%
67,6%
65,2%
67,7%
66,2%
1993/94
1994/95
1995/96
1996/97
1997/98
1998/99

CAPITAL EXPENDITURES

(TANGIBLE & INTANGIBLE ASSETS)
(IN 1000 ATS / IN % OF SALES)


500.000
450.000
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
25,0%
20,0%
15,0%
10,0%
5,0%
0,0%
6,4%
12,0%
14,8%
21,5%
93.953
198.235
247.052
394.795
1995/96
1996/97
1997/98
1998/99

ADVERTISING & PROMOTION SPENDING

(IN 1000 ATS / IN % OF BRAND SALES)


120.000
100.000
80.000
60.000
40.000
20.000
0
6,5%
6,0%
5,5%
5,0%
4,5%
4,0%
3,5%
3,0%
2,5%
2,0%
1,5%
1,0%
0,5%
0%
4,6%
6,1%
5,7%
69.141
95.218
97.706
1996/97
1997/98
1998/99

RETAIL OPERATIONS – SET UP COSTS


in 1000 ATS
100.000
90.000
80.000
70.000
60.000
50.000
40.000
30.000
20.000
10.000
0
26.660
96.827
1997/98
1998/99

BRAND SALES – SHARE PER PRODUCT AGE


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
45,0%
3,7%
5,1%
7,6%
15,0%
23,6%
5-X YEARS
4-5 YEARS
3-4 YEARS
2-3 YEARS
1-2 YEARS
0-1 YEAR
1998/99

BRAND SALES – SHARE PER PRODUCT AGE


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
27,6%
11,0%
14,7%
16,0%
19,6%
11,1%
32,6%
12,4%
15,5%
5,6%
12,9%
21,0%
39,0%
13,6%
4,2%
7,9%
17,2%
18,1%
45,0%
3,7%
5,1%
7,6%
15,0%
23,6%
5-X YEARS
4-5 YEARS
3-4 YEARS
2-3 YEARS
1-2 YEARS
0-1 YEAR
1995/96
1996/97
1997/98
1998/99

STOCKS WOLFORD GROUP


250.000
200.000
150.000
100.000
50.000
0
in 1.000 ATS
FINISHED GOODS
UNFINISHED GOODS
206.621
208.122
223.901
123.625
135.151
152.182
82.996
72.971
71.719
30.04.1997
30.04.1998
30.04.1999

STOCKS WOLFORD GROUP


6.000
5.000
4.000
3.000
2.000
1.000
0
in 1000 Units
30. April 1997
30. April 1998
30. April 1999
1.944
1.548
1.251
1.068
938
991
2.892
2.793
2.475
5.904
5.279
4.717
PRODUCTION STEP 1
PRODUCTION STEP 2
PRODUCTION STEP 3
TOTAL



Ariane Visintainer **Dominik Oswald**

Wolford play of light.
All production departments are directly linked to the outside world through glass surfaces.
Natural light increases the sense of wellbeing of the workforce and creates a pleasant atmosphere.
Atmosphere and quality of light are both important factors in an extensive quality assurance concept.
Their balance is a prerequisite for achieving maximum product quality.
Lighting and shading are electronically controlled depending on levels of natural light.
Light has a consistent quality at workspaces in the production departments.





Photo: Shading equipment in the manufacturing section

5.1% of group sales or ATS 92.6 million

is spent on Research and Development.

Pictured are lab trainees.

Clockwise: Bianca Haller, Stefan Walter, Barbara Anselm.







RESEARCH & DEVELOPMENT COST
(IN 1000 ATS / IN % OF SALES)



4,8%
5,5%
5,1%
78.990
91.500
92.566
100.000
80.000
60.000
40.000
20.000
0
5,5%
5,0%
4,5%
4,0%
3,5%
3,0%
2,5%
2,0%
1,5%
1,0%
0,5%
0%
1996/97
1997/98
1998/99



Front of the dispatch department


ASSETS
LIABILITIES
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
27,9%
12,8%
21,3%
38,0%
40,7%
12,4%
17,6%
29,3%
44,9%
22,2%
32,9%
44,8%
14,6%
40,6%
30.4.1998
30.4.1999
30.4.1998
30.4.1999
Fixed assets
Stocks
Receivables, other assets incl. prepaid expenses and accrued income
Cash, at bank, securities
Equity capital
Provisions
Liabilities, incl. deferred income



Wolford Body Bra in Mariage Greece 4/1999

WORKING CAPITAL



800.000
700.000
600.000
500.000
400.000
300.000
200.000
100.000
0
in 1000 ATS
679.671
723.762
629.344
356.608
1995/96
1996/97
1997/98
1998/99



Marie Claire Holland 11/98
Product: Body Abate

GROSS LIQUIDITY – LOANS – NET LIQUIDITY



900.000
800.000
700.000
600.000
500.000
400.000
300.000
200.000
100.000
0
-100.000
in 1000 ATS
GROSS LIQUIDITY
LOANS
NET LIQUIDITY
725.484
779.964
-54.480
30.04.1999

NET LIQUID FUNDS



500.000
400.000
300.000
200.000
100.000
0
-100.000
in 1000 ATS
299.624
476.851
282.871
-54.480
1995/96
1996/97
1997/98
1998/99



STRUCTURE OF OPERATING EXPENDITURES
(IN % OF OPERATING PERFORMANCE)


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
7,9%
20,9%
4,9%
45,7%
20,5%
OPERATING RESULT
OTHER OPERATING EXPENSES
DEPRECIATIONS
PERSONNEL EXPENSES
COST OF MATERIAL
1998/99

Damernas Sweden 12/98
Product: Satin Touch Ankle Socks

STRUCTURE OF OPERATING EXPENDITURES
(IN % OF OPERATING PERFORMANCE)


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
14,1%
17,4%
3,4%
43,2%
22,0%
8,0%
20,1%
4,2%
45,8%
21,9%
7,9%
20,9%
4,9%
45,7%
20,5%
OPERATING RESULT
OTHER OPERATING EXPENSES
DEPRECIATIONS
PERSONNEL EXPENSES
COST OF MATERIAL
1996/97
1997/98
1998/99

GROSS MARGIN


80,0%
79,5%
79,0%
78,5%
78,0%
77,5%
77,0%
in % of operating performance
78,0%
78,1%
79,5%
1996/97
1997/98
1998/99

EBIT – EBIT MARGIN
(IN 1000 ATS / IN % OF OPERATING PERFORMANCE)


400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
16,0%
14,0%
12,0%
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
14,09%
7,96%
7,95%
244.082
135.753
151.633
1996/97
1997/98
1998/99

FINANCIAL RESULT


40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
in 1000 ATS
35.819
37.065
33.666
23.806
28.681
11.959
INTEREST RESULT
1996/97
1997/98
1998/99

NET PROFIT


300.000
250.000
200.000
150.000
100.000
50.000
0
in 1000 ATS
RESULT FROM ORDINARY BUSINESS ACTIVITIES
NET PROFIT
279.901
190.604
172.817
126.569
185.299
142.221
1996/97
1997/98
1998/99

CASH FLOW


300.000
250.000
200.000
150.000
100.000
50.000
0
in 1000 ATS
+27%
244.989
253.278
190.534
241.889
1995/96
1996/97
1997/98
1998/99

CAPITAL EXPENDITURES - DEPRECIATION - CASH FLOW
1998/99


400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
in 1000 ATS
394.795
94.410
241.889
CAPITAL EXPENDITURES
DEPRECIATION
CASH FLOW

PROFIT / SHARE – CASH-EARNINGS / SHARE


60
50
40
30
20
10
0
in ATS
1996/97
1997/98
1998/99
38
25
29
51
38
49
PROFIT/SHARE
CASH-EARNINGS/SHARE

STOCK PRICE AND TRADING VOLUMES
(VIENNA STOCK EXCHANGE)


2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
120,00
100,00
80,00
60,00
40,00
20,00
0,00
TRADING VOLUME
STOCK PRICE IN EUR
FEB 95
APR 95
JUN 95
AUG 95
OCT 95
DEC 95
FEB 96
APR 96
JUN 96
AUG 96
OCT 96
DEC 96
FEB 97
APR 97
JUN 97
AUG 97
OCT 97
DEC 97
FEB 98
APR 98
JUN 98
AUG 98
OCT 98
DEC 98
FEB 99
APR 99
JUN 99
I-D NO 187
PRODUCT: SATIN TOUCH STAY-UP

VISIONARY PRODUCTS LIKE *body*CULTURE AND WOLFORD MERINO FOR AUTUMN/WINTER 1999 ARE ALREADY ENJOYING AN EXCELLENT RECEPTION AMONGST SPECIALIST SUPPLIERS. THEIR APPEAL WILL CONTINUE TO DEVELOP WITH NEW, COMPLEMENTARY PRÊT À PORTER RANGES IN VISCOSE AND SILK FOR SPRING/SUMMER 2000.

WOLFORD'S GLOBAL DISTRIBUTION CHANNELS ARE DYNAMIC AND SUCCESSFULLY STRUCTURED.

THE MOST IMPORTANT BUILDING PLANS IN WOLFORD'S HISTORY ARE NEARING COMPLETION AND WILL OPEN NEW TECHNOLOGICAL, ORGANISATIONAL AND LOGISTICAL AVENUES FOR RATIONAL, ECONOMICAL AND ECOLOGICAL MANUFACTURING AT A HIGH-PERFORMANCE SITE.

THE TEAMS OF STAFF AT COMPANY HEADQUARTERS, IN FELDBACH, STYRIA AND IN THE 11 INTERNATIONAL SUBSIDIARIES, RECEIVE CONTINUOUS TRAINING, ENABLING THEM TO CONTRIBUTE THEIR COMMITMENT AND IMAGINATION TO THE CONTINUING SUCCESS OF WOLFORD.

WOLFORD WILL CARRY ON EXPANDING THE NETWORK OF BOUTIQUES IN THE MOST ATTRACTIVE LOCATIONS. IN ADDITION TO THE US AND ASIA, THE FOCUS WILL BE ON THE MIDDLE EAST AND AFRICA. EUROPE WILL CONTINUE TO BE TOP PRIORITY MARKET.

WOLFORD-OWNED BOUTIQUES SUPPLEMENT THE GLOBAL MARKET PERFORMANCE AND GIVE THE EXCITING OPPORTUNITY OF BEING ABLE TO USE THE MARKET EXPERIENCES TO INTRODUCE PRODUCT IMPROVEMENTS AND INNOVATIONS. THIS EXPERTISE THEN BENEFITS ALL TRADE PARTNERS.
PARTNERSHIPS WITH DEPARTMENT STORES AROUND THE WORLD HAVE RESULTED IN A DOUBLE-DIGIT INCREASE IN SALES FROM SHOP IN SHOPS. THEIR SHARE OF TURNOVER ROSE BY 15% IN 1998/99.

MULTI-BRAND RETAILERS CONTINUE TO BE AS INDISPENSABLE AS THE PROSPEROUS CONTRACT SALES WITH THE PARTNERS PALMERS AND MIGROS.

THE STRUCTURES FOR SUCCESSFUL DISTRIBUTION MUST BE VARIED YET SELECTIVE.



24.8 – 26.8.2000

WOLFORD CELEBRATES

ITS FIRST 50 YEARS

IN BREGENZ

ON LAKE CONSTANCE

WITH CUSTOMERS

STAFF

PARTNERS

FRIENDS

AND ARTISTS.



Miss Universe Japan 1999 Winning Run of the 3 Finalists in Tokyo on 01.03.99

SUPERVISORY BOARD REPORT

In financial year 1998/99 the Supervisory Board fulfilled the responsibilities placed upon it by the law and the Articles of Association. Four meetings of the Board were held, as well as three meetings of the Balance Sheet Audit Committee. The Management Board continually reported to the Supervisory Board both orally and in writing on the progress of business and of the performance of WOLFORD AG and its subsidiaries.

The Annual Accounts and Directors' report of WOLFORD AG and the Consolidated Group accounts as of April 30, 1999 and the Directors' report were examined by the auditors, VIENNA Wirtschaftsprüfungs- und Steuerberatungsgesellschaft mbH, Wien, who were appointed in accordance with § 270 of the Austrian Commercial Code.

The Annual Accounts and the Consolidated Group Accounts Statements were found to satisfy statutory regulations and the provisions of the Articles of Association. Since no objections were raised, an unqualified audit opinion was issued. The Directors' Report agrees with the Annual Accounts and Consolidated Group Accounts.

The Supervisory Board has approved the Annual Accounts as of April 30, 1999, and given its approval to the Directors' Report. The Accounts for 1998/99 are thus approved in accordance with § 125 of the Stock Corporation Law (Aktiengesetz).

The Supervisory Board has approved the Group Accounts, as well as the Directors' Report.

The Consolidated Group Accounts 1998/99 established according to International Accounting Standards (IAS) were also audited by VIENNA Wirtschaftsprüfungs- und SteuerberatungsgmbH, were duly granted an unqualified audit opinion and were also approved by the Supervisory Board.

The Supervisory Board has examined and approved the proposal for the allocation of profit.

Bregenz, in July 1999

Leopold Bednar
Chairman of the Supervisory Board





The Rocky Horror Show by Richard O'Brien at Tiffany Theatre West Hollywood in January 1999
The crew is featuring Wolford qualities Severitas, Sixties, Individual, bodyCULTURE

DISTRIBUTION OF PROFITS

We hereby propose to the ordinary general meeting of shareholders
that the profit of
ATS 50.858.155,23
EUR 3.696.006,28
as shown on the balance sheet
be used to distribute a 10 % dividend
to the share capital of
ATS 500.000.000
EUR 36.336.417,08
and that the remaining amount of
ATS 858.155,23
EUR 62.364,57
be carried forward.

The Managing Board

Josef Metzler m.p. Fritz Humer m.p. Karl Michael Millauer m.p.

Bregenz, in June 1999



Trendsetter Timaios S/S 2000

CONSOLIDATED BALANCE SHEET AS OF APRIL 30,1999 ACCORDING TO AUSTRIAN COMMERCIAL CODE (HGB)

ASSETS

	TATS	TATS	April 30,1999 TATS	April 30,1999 *TEUR*)*	April 30,1998 TATS
A. START-UP COSTS					
			874	*64*	3.485
B. FIXED ASSETS					
I. Intangible assets					
1. Licences	33.026				26.279
2. Goodwill	78.686				7.601
		111.713		*8.118*	33.880
II. Tangible assets					
1. Land and buildings, thereof land TATS 82.353/*TEUR 5.985*	496.992				336.444
2. Machinery and equipment	41.388				52.658
3. Tools, factory and office equipment	82.097				56.087
4. Payment on account and assets in progress	94.888				47.180
		715.366		*51.988*	492.369
III. Financial assets					
1. Investments in affiliated companies	0				200
2. Securities	93.305				67.216
3. Treasury stock	34.070				0
		127.375		*9.257*	67.416
			954.453	*69.363*	593.665
C. CURRENT ASSETS					
I. Inventories					
1. Raw materials and consumables	65.949				65.098
2. Work in progress	71.719				72.972
3. Finished goods and merchandise	152.182				135.151
4. Payments on account	1.448				1.456
		291.298		*21.169*	274.677
II. Accounts receivable and other current assets					
1. Accounts receivable - trade	277.147				255.080
2. Other accounts receivable and other assets	119.336				188.573
		396.483		*28.814*	443.653
III. Securities		597.017		*43.387*	628.601
IV. Cash and cash equivalents		93.212		*6.774*	183.766
			1.378.010	*100.144*	1.530.697
D. PREPAID EXPENSES AND DEFERRED CHARGES					
1. Deferred tax assets		3.470		*252*	0
2. Other prepaid expenses and deferred charges		12.485		*907*	12.977
			15.955	*1.159*	12.977
			2.349.293	*170.730*	2.140.824

**) The consolidated financial statements of Wolford AG and subsidiares are presented in Austrian Schillings (ATS). The translation in EURO (official exchange rate at December 31,1998 1 EUR = 13,7603 ATS) is only given for information purposes.*

SHAREHOLDERS' EQUITY AND LIABILITIES

	TATS	TATS	April 30,1999 TATS	April 30,1999 *TEUR*)*	April 30,1998 TATS
A. SHAREHOLDERS' EQUITY					
I. Share capital		500.000		*36.336*	500.000
II. Capital reserves (appropiated)		25.001		*1.817*	25.001
III. Revenue reserves					
1. Legal reserves	25.000				25.000
2. Reserve for treasury stock	34.070				0
3. Other reserves	392.672				326.225
		451.742		*32.829*	351.225
IV. Retained earnings thereof TATS 22.355/*TEUR 1.625 profit brought* forward (1997/98 TATS 25.815)		76.544		*5.563*	84.737
			1.053.287	*76.545*	960.963
B. PROVISIONS					
1. Provisions for termination benefits		127.649		*9.277*	123.743
2. Provisions for pension payments		25.818		*1.876*	23.543
3. Provisions for taxes		62.399		*4.535*	218.937
4. Other provisions		127.305		*9.252*	109.993
			343.171	*24.939*	476.216
C. LIABILITIES					
1. Bank borrowings		779.964		*56.682*	529.496
2. Payments received on account of orders		647		*47*	230
3. Accounts payable-trade		80.892		*5.879*	91.366
4. Other liabilities thereof TATS 35.635/*TEUR 2.590* taxes (1997/98 TATS 24.158) thereof TATS 22.332/*TEUR 1.623 social security* related (1997/98 TATS 16.164)		89.066		*6.473*	80.402
			950.568	*69.081*	701.494
D. DEFERRED INCOME			2.267	*165*	2.151
			2.349.293	*170.730*	2.140.824

CONSOLIDATED STATEMENT OF INCOME ACCORDING TO HGB
for the year ended April 30, 1999

		1998/99		1998/99	1997/98	
		TATS	TATS	TEUR	TATS	TATS
1.	Sales		1.832.359	*133.163*		1.664.291
2.	Changes in finished goods and work in progress		8.961	*651*		3.671
3.	Other operating income					
	a) Gain on disposal of fixed assets other than financial assets	787			112	
	b) Release of provisions	2.433			970	
	c) Other	62.913	66.133	*4.806*	36.509	37.591
4.	Cost of materials and services					
	a) Cost of materials	-358.306			-338.393	
	b) Cost of services	-32.719	-391.025	*-28.417*	-35.883	-374.276
5.	Personnel expenses					
	a) Wages	-248.300			-227.917	
	b) Salaries	-411.743			-362.961	
	c) Termination payments	-16.982			-6.246	
	d) Pension costs	-3.492			-2.732	
	e) Expenses for social security contributions and pay related contributions	-179.296			-163.602	
	f) Other personnel related expenses	-12.359	-872.172	*-63.383*	-17.411	-780.869
6.	Depreciation of intangible and tangible fixed assets, as well as start-up costs		-94.910	*-6.861*		-72.198
7.	Other operating expenses					
	a) Taxes other than income taxes	-2.463			-2.518	
	b) Other expenses	-395.749	-398.212	*-28.939*	-339.939	-342.457
8.	**Subtotal (items 1 to 7) Operating result**		151.633	*11.020*		135.753
9.	Income from other securities and loans held as financial assets thereof TATS 0,00/*TEUR 0,00* from subsidiaries (1997/1998 TATS 0)		3.420	*249*		3.960
10.	Interest and similar income, thereof TATS 0,00/*TEUR 0,00* from subsidiaries (1997/1998 TATS 0)		36.153	*2.627*		44.306
11.	Gains on the disposal and write-up of financial assets and securities held as current assets		20.471	*1.488*		8.923
12.	Expenses relating to financial assets and securities held as current assets		-2.184	*0*		
13.	Interest and similar expenses, thereof TATS 0,00/*TEUR 0,00* from subsidiaries (1997/1998 TATS 0)		-24.194	*-1.758*		-15.625
14.	**Subtotal (items 9 to 13) Financial result**		33.666	*2.605*		37.065
15.	**Result from ordinary business activities**		185.299	*13.625*		172.818
16.	Taxes on income		-43.077	*-3.131*		-46.249
17.	**Net income**		142.221	*10.494*		126.569

CONSOLIDATED FIXED ASSETS MOVEMENT SCHEDULE AS OF APRIL 30, 1999

		Acquisition/Production Costs at 1.5.1998	Translation differences	Additions	Re-classification	Disposals	at 30.4.1999	Accumulated Depreciation	Net book value at 30.4.1999	Net book value at 30.4.1998	Depreciation 1998/99	Write-up 1998/99
A. START - UP COSTS												
	TATS		365	996	-5.147	0	1.085	210	874	3.485	1.240	0
	TEUR		*27*	*72*	*-374*	*0*	*79*	*15*	*64*	*253*	*90*	*0*
B. FIXED ASSETS												
I. Intangible assets												
1. Licences		54.203	-25	15.408	0	532	69.053	36.028	33.026	26.279	8.559	0
2. Goodwill		8.777	439	76.113	5.147	103	90.372	11.686	78.686	7.601	7.956	0
	TATS		414	91.521	5.147	635	159.425	47.714	111.713	33.880	16.515	0
	TEUR		*30*	*6.651*	*374*	*46*	*11.586*	*3.467*	*8.118*	*2.462*	*1.200*	*0*
II. Tangible assets												
1. Land and buildings *)		453.715	702	88.714	96.805	5.568	634.369	137.376	496.992	336.444	22.041	0
2. Machinery and equipment		271.538	0	14.643	0	4.524	281.657	240.269	41.388	52.659	25.905	0
3. Tools, factory and office equipment		194.023	270	53.932	1.536	17.181	232.579	150.482	82.097	56.087	28.710	0
4. Payment on account and assets in progress		47.180	65	145.985	-98.341	0	94.888	0	94.888	47.180	0	0
	TATS		1.037	303.274	0	27.273	1.243.493	528.127	715.366	492.369	76.655	0
	TEUR		*75*	*22.040*	*0*	*1.982*	*90.368*	*38.380*	*51.988*	*35.782*	*5.571*	*0*
III. Financial assets												
1. Investments in affiliated comp.		200	0	0	0	200	0	0	0	200	0	0
2. Securities		68.210	0	35.255	0	10.000	93.465	160	93.305	67.216	0	834
3. Treasury stock		0	0	34.070	0	0	34.070	0	34.070	0	0	0
	TATS	68.410	0	69.325	0	10.200	127.535	160	127.375	67.416	0	834
	TEUR	*4.972*	*0*	*5.038*	*0*	*741*	*9.268*	*12*	*9.257*	*4.899*	*0*	*61*
	TATS	1.097.845	1.451	464.119	5.147	38.108	1.530.454	576.001	954.453	593.665	93.171	834
	TEUR	*79.784*	*105*	*33.729*	*374*	*2.769*	*111.222*	*41.860*	*69.363*	*43.143*	*6.771*	*61*
TOTAL	TATS	1.102.715	1.816	465.116	0	38.108	1.531.539	576.211	955.328	597.150	94.410	834
	TEUR	*80.137*	*132*	*33.801*	*0*	*2.769*	*111.301*	*41.875*	*69.426*	*43.397*	*6.861*	*61*

**) thereof land TATS 82.353*

Wolford AG ("Wolford" or "the Company") is an international manufacturer of high-quality hosiery, bodysuits and swimbodies for the luxury market. The parent company is a stock company incorporated in Bregenz, Austria.

The foreign subsidiaries solely operate as sales companies for the products manufactured by the parent company.

I. GENERAL INFORMATION

1. BASIC ACCOUNTING PRINCIPLES

The consolidated financial statements as of 30 April 1999 have been prepared in compliance with the provisions of §§ 244 of the Austrian Commercial Code (HGB) in the current version.

2. SCOPE OF CONSOLIDATED ENTITIES

In addition to the parent company the following subsidiaries are included in the consolidated financial statements:

Fully Consolidated Companies	Location	**direct ownership** %
Wolford Deutschland GmbH,	Munich	100
Wolford (Schweiz) AG,	St. Margrethen	100
Wolford Paris S.a.r.l.,	Paris	100
Wolford London Ltd,	London	100
Wolford Italia s.r.l.,	Milan	100
Wolford España S.L.,	Madrid	100
Wolford Scandinavia ApS,	Copenhagen	100
Wolford America, Inc.,	New York	100
Wolford Japan K.K.,	Tokyo	100
Wolford Nederland B.V.,	´s-Hertogenbosch	100
Wolford China Limited,	Hong Kong	100
		indirect ownership %
Wolford Boutiques, LLC,	New York	100

The number of fully consolidated companies increased to 12, as Wolford China Ltd, Hong Kong (business activities started in May 1998) and the subsidiary of Wolford America, Inc., New York, Wolford Boutiques, LLC, New York (founded in August 1998) were included in the consolidation for the first time in financial year 1998/99.

3. SUMMARY OF ACCOUNTING AND VALUATION PRINCIPLES

All amounts stated in the consolidated financial statements of Wolford AG and subsidiaries have been presented in Austrian Schillings ("ATS"). All companies included in the consolidated accounts have adopted April 30 as the balance sheet date.

The financial statements of the individual consolidated entities have been prepared using uniform accounting and valuation principles.

Fixed assets

Fixed assets are valued at cost of acquisition or production and are depreciated by the straight-line method over their normal useful lives.

Direct interest cost for tangible assets, whose production or acquisition comprise a longer period of time are not capitalized.

Scheduled straight-line depreciation of **tangible assets** is based on estimated useful lives as follows:

Buildings	10 to 50 years
Machinery and equipment	4 to 10 years
Other equipment, furniture and fixtures	3 to 10 years

Significant reductions in value are reflected in non-scheduled depreciation.

Repair and maintenance costs are expensed as incurred. Such costs are only capitalized if it is expected that the additional expenditure will yield economic benefits from use of the asset in the future.

Intangible assets

Acquired intangible assets, which consist primarily of purchased software, are valued at acquisition cost and depreciated on a straight-line basis over a period of three to six years. Goodwill resulting from acquisitions are depreciated over a period of 5 to 15 years.

Financial assets

Financial assets are valued at cost less provisions for any sustained impairment in value.

Research and development costs

Research and development costs are expensed as incurred. Expenses for research and development amounted to TATS 92.600/*TEUR 6.730* (1998: TATS 91.500) in 1998/99.

Inventories

Raw materials and supplies are recorded at lower of cost or market value. Cost is determined on a weighted average price basis

Work-in-progress and finished goods are valued at production cost or at the lower realisable net sales value. Production costs include all expenses, which are directly related to the product, as well as all variable and fixed overhead in connection with the production. Direct interest cost and social expenses and pension costs are not capitalized. Cost is determined on a weighted average price basis. Appropriate write-downs are made in the financial statements to reflect inventory risks arising from limited usefulness and slow-moving items.

Marketable securities and investments

Marketable securities and investments are valued at the lower of cost or market at the balance sheet date.

Accounts receivable

Accounts receivable and other assets are valued at the lower of cost or market at the balance sheet date.

Provisions

Provisions for termination payments and similar obligations (employee anniversary benefits) are recorded using the net present value method using a discount rate of 4 % and a staff turnover rate of 9 %.

The pension provision is actuarially calculated using the net present value with a discount rate of 6 % and the Ettl-Pagler mortality tables.

Other provisions are made in accordance with anticipated requirements, in conformity with the principles of reasonable commercial judgement foreseeable at the time of the preparation of the balance sheet.

Liabilities

Liabilities are stated at the higher of the nominal value or the amount repayable at the balance sheet date. Liabilities denominated in foreign currencies are valued at the higher of cost or average exchange rate at the balance sheet date.

Consolidation principles

Subsidiaries have been consolidated using the book value method. Accordingly, the investment value applicable to the subsidiaries is applied against shareholders' equity at the time of acquisition or initial consolidation.

Any resulting positive/negative surplus is attributed to the assets where possible and written down against profits over the working life. Any surplus still remaining is capitalized as goodwill and written down against profits over the working life. In addition at each balance sheet date the goodwill is examined for impairment.

Elimination of intra-group balances

All intercompany trade account receivables, loans and other accounts receivable as well as income from intercompany relationships are eliminated in consolidation.

Intra-group gains or losses from transfer of assets, if material, are offset. The same procedure is applied to material intra-group profits from inventories.

Untaxed reserves

representing special tax investment allowances, are reflected as revenue reserves after deduction of deferred taxes.

Revenue Recognition

Revenue is recognized on sales when title passes, generally upon delivery to the customer or on performance of the related service. Similar to license income and rental income, interest income is recognized at a pro-rated time basis, taking into account effective interest rates.

Foreign Currency Translation

In the individual financial statements all foreign currency transaction are converted at the exchange rate ruling at the transaction date. Provided that no hedging transactions have been made in respect of such amounts, such foreign currency monetary items are translated at the exchange rate ruling at the balance sheet date using the lower of cost or market principle or the higher of cost or market principle.

All amounts in Euro are translated into ATS at the rate irrevocably established on 31 December 1998 and thus treated as domestic currency.

The reporting currency of the Company is the Austrian Schilling ("ATS"). The functional currency for all of the foreign subsidiaries is their local currency.

The modified current rate method is used for the translation of financial statements of the foreign subsidiaries. Accordingly, all assets and liabilities with the exception of the shareholders' equity and the investment in group companies have been translated using the average exchange rates as of the balance sheet date or the rate irrevocably established pursuant to the Euro Introduction Act, respectively. Investments in group companies and equity accounts have been translated using the historical exchange rates. Income and expense accounts have been translated at the average annual exchange rate for the fiscal year.

Translation differences resulting from the exchange rate at the balance sheet date and the historical exchange rates used for equity accounts have been recorded in revenue reserves. Translation differences resulting from the exchange rate at the balance sheet date and the average annual exchange rate have been recorded in other operating expenses and other operating income.

Hedging

Wolford enters into forward exchange contracts and options to limit its exposure to the effects of foreign currency fluctuations for its accounts receivable and for anticipated business transactions.

These financial instruments are valued at fair value at the balance sheet date; any resulting losses are expensed.

Financial Instruments

Financial instruments are contract-based transactions, which contain a claim to payment. Under
IAS 32 these include, on the one hand primary financial instruments such as accounts receivable and payable on goods or services or finance accounts receivable and payable. On the other hand, these also include derivative financial instruments, which are used solely as hedge against changes in foreign exchange rates.

Primary financial instruments

Existing primary financial instruments of the company, which may involve a credit risk, are accounts receivable, cash and cash equivalents, financial assets as well as other securities.

Credit risk

All sums reported as assets also represent the maximum credit default risk. Nevertheless, the risk can be considered low, as the contractual partners are customers and financial institutions with highest ranking.

Interest rate change risk

There is an interest rate change risk on the asset side only in the fixed-interest bearing securities included in financial assets. Since these securities can be liquidated at any time, the interest rate change risk cannot be termed significant.

The book value of the bank liabilities as of April 30, 1999 equals the fair value of the bank liabilities based on the current interest rates.

Exchange rate risks

Exchange rate risks from existing foreign accounts receivable, anticipated sales as well as accounts *payable are hedged by forward exchange contracts and options.*

For auditing and controlling risks resulting from hedging transactions an appropriate internal auditing system has been implemented.

Derivative financial instruments

Forward exchange contracts and options are used by the Treasury Department of the Company.

Nominal- /fair values at the balance sheet date are as follows.

Forward contracts	332.281	237.628	-89.145	-8.359
in TEUR	*24.148*	*17.269*	*-6.478*	*-607*
Options - bought	-	28.424	-	0
in TEUR		*2.066*		*0*
Options - sold	-	47.490	-	-4.365
in TEUR		*3.451*		*-317*

The nominal values result from the gross amount of all purchase and selling prices of the forward contracts. The nominal values of the options represent the total transaction volume at exercise price.

Fair values result from the amounts at which the financial instruments are quoted at the balance sheet date, without allowing for the valuation effects of the underlying transactions. The stated sold options were contracted in connection with the bought options.

As of April 30, 1999 the following foreign exchange spot positions in non-EURO were open:

Currency	*in T -FX (foreign currency)*	*in TATS*	*unrealized gain/loss at*			
			+% exchange rate		*-% exchange rate*	
			%		%	
USD	2.527	32.822	10	656	10	-656
JPY	81.876	8.875	25	-299	25	299
GBP	5.014	104.933	10	-6.768	10	6.326
CHF	6.467	55.204	10	1.105	10	-1.105
Total	**95.884**	**201.834**		**-5.306**		**4.864**
TEUR	***6.968***	***14.668***		***-385***		***755***

Fair value

The carrying value of cash and cash equivalents, accounts receivable and other assets and accounts payable trade as well as short-term liabilities and provisions approximate fair value due to the short-term maturity of these assets and liabilities.

The fair value of the financial assets amounts to TATS 89.528/*TEUR 6.506* (1998: TATS 57.216) at the balance sheet date.

The cost and estimated fair value of the securities as of 30 April 1999 is as follows:

in TATS	Acquisition costs	Market value	Non-realized profits/losses
30 April 1999			
Fixed-interest loans in Euro	174.552	173.631	(921)
Fixed-interest loans other than Euro	32.352	33.407	1.055
Variable-interest loans in Euro	196.549	196.483	(66)
Investment bonds and Investment funds	194.500	199.729	5.229
Other	2.633	2.633	0
Total	600.586	605.883	5.297
TEUR	*43.646*	*44.031*	*385*
30 April 1998			
Fixed-interest Austrian loans	173.331	173.473	142
Fixed-interest foreign loans	101.170	102.162	992
Variable-interest Austrian loans	45.870	45.085	(785)
Variable-interest loans in foreign currencies	136.324	136.758	434
Investment bonds and Investment funds	171.940	171.784	(156)
Other	5.495	5.495	0
Total	634.130	634.757	627

In the fiscal year 1998/99 a number of measures have been taken to guarantee that the company's hard- and software systems are timely converted before the change of the year 1999 to 2000. Until the year end 1998 a mayor part of the systems concerned have been checked respectively have already been converted to Year 2000 compliance. The management assumes that all EDP-Systems used in production, selling and administration will be prepared in time for the change of the year 1999 to 2000.

6. EARNINGS PER SHARE

The earnings per share is determined by dividing the net income by the number of shares issued. In fiscal year 1998/99 50.000 treasury stock were repurchased and allowed for in the calculation of the earnings per share.

II. NOTES TO THE BALANCE SHEET

Assets

Fixed Assets

Start-up costs represent expenditures associated with the foundation of the Company's international sales distribution networks in China and the Netherlands. Amortization of the start-up costs is provided on a straight-line basis over a period of five years.

Treasury stock

in fiscal year 1998/99 1 % of the share capital was repurchased by the company and used for an employee stock option plan.

Current Assets

Current assets are as follows:

	30.04.1999 TATS	30.04.1999 *TEUR*	30.04.1998 TATS
Accounts receivable - trade	277.147	*20.141*	255.080
thereof with a residual period of more than a year	3.878	*282*	5.606
Other accounts receivable and other assets	119.336	*8.672*	188.573
thereof with a residual period of more than a year	1.387	*101*	9.558
Total	396.483	*28.813*	443.653
thereof with a residual period of more than a year	5.265	*383*	15.164
thereof secured by bills of exchange	2.693	*196*	6.505

Unbilled revenues of TATS 34.588/*TEUR 2.514* (1997/98: TATS 16.000) are included in other accounts receivable and other assets.

Deferred Taxes

In addition to the deferred tax payables recorded in the individual financial statements deferred taxes for consolidation purposes (intra-group income/expense elimination, and intra-group debt consolidation) in accordance with § 258 Commercial Code are recorded. Deferred tax assets were taken into account where it was to be excpeted with reasonable certainty that sufficient taxable income will be earned in the future. In financial year 1998/99 the selective right contained in the Austrian Commercial Law, which permits to record those deferred tax assets which were not shown in the individual financial statements, was used in the consolidated balance sheet, with an income effect of TATS 12.528/*TEUR 910*.

Shareholders' Equity

Share capital

The share capital of the company consists of 5.000.000 issued and outstanding ordinary shares, with a nominal value of ATS 100/*7,27 EUR* each. Each ordinary share is entitled to one vote.

Effective September 2, 1996 by approval of the Annual General Meeting and in accordance with the provisions of the Austrian Corporation Law (Aktiengesetz), the officers are entitled to increase the share capital by an additional TATS 250.000/*TEUR 18.168* during the subsequent five years.

Capital Reserves

The appropriated capital reserves represent contributions in excess of nominal value resulting from the share issuance in fiscal year 1994/95.

Revenue Reserves

The Austrian Companies Act requires companies to set up reserves in the amount of one-tenth of the nominal value of the company's share capital. In the event that legal reserves and other appropriated capital reserves are below this level, a company is required to allocate five percent of its annual net profits to such reserves.

Reserve for treasury stock

In the fiscal year 1998/99 the Company repurchased stocks in the amount of 1 % of the share capital. Accordingly, a reserve for own shares has been set up in the balance sheet.

Untaxed Reserves

relating to the parent company are also recorded in revenue reserves, after deduction of deferred taxes. At April 30, 1999 untaxed reserves amounted to TATS 83.109 / *TEUR 6.040* (30.4.1998 TATS 70.638).

Other Provisions

Other provisions are as follows:

	30.04.1999 TATS	30.04.1999 *TEUR*	30.04.1998 TATS
Personnel-related provisions:			
Vacation	41.315	*3.002*	40.610
Special premiums	25.569	*1.858*	24.076
Extra hours	1.234	*90*	1.422
Long-service bonuses	13.480	*980*	12.783
Hedging valuation	9.516	*692*	3.039
Other	36.191	*2.630*	28.063
Total	127.305	*9.252*	109.993

Liabilities

Short-term liabilities are as follows:

	30.04.1999 TATS	30.04.1999 *TEUR*	30.04.1998 TATS
Bank borrowings	674.782	*49.038*	425.250
Payments received on account of orders	647	*47*	230
Accounts payable - trade	80.892	*5.879*	91.366
Other liabilities	82.030	*5.961*	75.035

Included in other liabilities are accrued expenses of TATS 68.300/*TEUR 4.964* (30.4.1998 TATS 67.000) payable after the balance sheet date.

Long-term liabilities are as follows:

	30.04.1999 TATS	30.04.1999 *TEUR*	30.04.1998 TATS
Bank borrowings	105.182	*7.644*	104.245
Other liabilities	7.036	*511*	5.367

Liabilities to banks and similar organizations are as follows:

Short-Term:	30.04.1999 TATS	30.04.1999 *TEUR*	30.04.1998 TATS
Variable-rate export prom. loans due on demand	255.000	*18.532*	215.000
0.47% - 0.85% variable-rate bank loan in Jap. Yen	111.327	*8.090*	37.569
1,42% variable-rate bank loan in Swiss Francs	29.263	*2.127*	0
2,68 - 2,82% variabel-rate bank loan in ATS	140.000	*10.174*	0
3.125 % fixed and variable bank loan	88.000	*6.395*	88.000
5,09% variable rate bank loan in USD	36.759	*2.671*	0
3,55% variable bank loan sec. by bill of exchange	0	*0*	70.655
thereof short-term	14.433	*1.049*	14.000
Other	0	*0*	26
Total short-term loans	674.782	*49.038*	425.250

Long-Term:	30.04.1999 TATS	30.04.1999 *TEUR*	30.04.1998 TATS
European Recovery Program ("ERP") loan at a fixed rate of 3.5% through June 1997, and from July 1997 at a variable rate of 4%, repayable in semi-annual installments, beginning July 1997 through Dec. 2002	40.000	*2.907*	50.000
ERP loan at a fixed rate of 3.5 % through June 2000, repayable in semi-annual installments, beginning July 2000 through January 2005	50.000	*3.634*	50.000
ERP loan at a fixed rate of 2.5% through January 2000,repayable in semi-annual installments, beginning January 2000 through June 2005	3.200	*233*	5.000
ERP loan at a fixed rate of 2,5% through January 2002, payable in semi-annual installments, beginning January 2002	17.000	*1.235*	0
Variable rate promotion loan granted by Vlbg, repayable in semi-annual installments through January 2000	2.166	*157*	4.176
Variable rate promotion loan granted by Vlbg, repayable in semi-annual installments through January 2002	7.249	*527*	9.069
Total long-term loans	119.615	*8.693*	118.245
thereof current portion	14.433	*1.049*	14.000

Long-term liabilities are secured by the Company's marketable securities amounting to TATS 143.500/*TEUR 10.429* (30.4.1998 TATS 146.500).

Other Commitments

Wolford AG and some of its subsidiaries leases its office and business facilities, which are accounted for as operating leases in accordance with Austrian income tax law.

The minimum annual rental commitments under long-term, non-cancelable operating leases as of April 30, 1999 were as follows:

	TATS	*TEUR*
Fiscal 1999/00	58.370	*4.242*
Fiscal 2000/01	57.380	*4.170*
Fiscal 2001/02	52.275	*3.799*
Fiscal 2002/03	42.070	*3.057*
Fiscal 2003/04	20.154	*1.465*
Total	230.249	*16.733*

Total rent expense for operating leases was TATS 37.715/*TEUR 2.741* (1997/98: TATS 20.373).

OPERATING INCOME

Sales

	1998/99 TATS	1998/99 *TEUR*	1997/98 TATS
Domestic sales	305.769	*22.221*	278.246
Foreign sales	1.526.590	*110.942*	1.386.045
Total sales	1.832.359	*133.163*	1.664.291

Other operating income

		1998/99 TATS	1998/99 *TEUR*	1997/98 TATS
Income from the disposal of tangible and intangible fixed assets		787	*57*	112
Income from the release of provisions		2.433	*177*	970
Other:				
Foreign exchange differences	23.521			8.682
Rental income	4.497			4.757
Insurance reimbursements on wages	6.698			5.657
Other income	28.197	62.913	*4.572*	17.413
		66.133	*4.806*	37.591

Termination and pension expenses

	1998/99 TATS		1998/99 *TEUR*		1997/98 TATS	
	Termination	Pension	Termination	Pension	Termination	Pension
Members of the Management Board	-201	1.779	*-15*	*129*	-94	1.654
Retired members of the Management Board	0	1.713	*0*	*124*	0	1.078
Executives	673	0	*49*	*0*	5.494	0
Other employees	16.510	0	*1.200*	*0*	846	0
Total	16.982	3.492	*1.234*	*253*	6.246	2.732

Other operating expenses

		1998/99 TATS	1998/99 *TEUR*	1997/98 TATS
Taxes (excluding taxes on income)		2.463	*179*	2.518
Other:				
Foreign exchange differences	31.174			30.680
Advertising expenses	108.338			95.218
Legal and consulting fees	27.042			15.826
Other	229.195	395.749	*28.760*	198.214
Total		398.212	*28.939*	342.456

During the fiscal year 1998/99 the Company employed
an average of 1.697 people (1997/98: 1.562) of which 871 were wage earners (1997/98: 846),
811 were salaried personnel (1997/98: 703) and 15 were trainees (1997/98: 13)
- all figures refer to full-time jobs.

Remuneration to members of the Management Board
and to the officers of the Company's subsidiaries amounted to
TATS 34.640/TEUR 2.517 (1997/98: TATS 39.738).
Remuneration to members of the Supervisory Board amounted to
TATS 170/TEUR 12 (1997/98: TATS 276).

During the year under review the Management Board consisted of the following members:

Fritz Humer (Chairman)
Josef Metzler (Deputy Chairman)
Karl Michael Millauer

During the year under review the Supervisory Board consisted of the following members:

Leopold Bednar (Chairman)
Emil Flückiger (Deputy Chairman)
Walter Bereuter
Manfred Wilhelm

The following persons were delegated by the Works Council:

Helmut Birnbaumer
Anna Moosbrugger-Rath

The Managing Board:

Josef Metzler m.p. Fritz Humer m.p. Karl Michael Millauer m.p.

Bregenz, in June 1999

Based on our audit performed in accordance with our professional duties,
the accounting records and consolidated financial statements of Wolford AG
comply with the legal regulations in Austria.
The consolidated financial statements provide a true and fair view of the net worth,
financial position and results of operations of Wolford AG
in accordance with generally accepted accounting principles in Austria.
The Management Report corresponds with the consolidated financial statements.

Vienna, 30 June 1999

VIENNA WIRTSCHAFTSPRÜFUNGS- UND
STEUERBERATUNGSGESELLSCHAFT MBH

Wirtschaftsprüfungs- und Steuerberatungsgesellschaft m.b.H.
MMag. Dr. Dieter Waldmann   Dr. Karl Priester
Austrian Certified Public Accountants

WOLFORD AG AND SUBSIDIARIES
IAS CONSOLIDATED FINANCIAL STATEMENTS AS OF 30 APRIL 1999



CONSOLIDATED BALANCE SHEET ACCORDING TO IAS AS AT APRIL 30, 1999
WOLFORD AG AND SUBSIDIARIES

ASSETS

	Annex No.	30.04.1999 TATS	30.04.1999 *TEUR*	30.04.1998 TATS
FIXED ASSETS				
Tangible assets	(8)	726.634	*52.807*	504.263
Goodwill	(9)	78.686	*5.718*	7.601
Intangible assets	(9)	33.900	*2.464*	29.764
Investments in affiliated companies	(10)	0	*0*	200
Financial assets	(10)	93.305	*6.781*	67.216
Long-term receivables	(11)	5.265	*383*	15.164
		937.790	***68.152***	**624.208**
DEFERRED TAX ASSETS	(12)	**17.493**	***1.271***	**19.476**
CURRENT ASSETS				
Inventories		293.622	*21.338*	278.210
Accounts receivable and other receivables	(13)	403.704	*29.338*	444.608
Securities	(14)	605.884	*44.031*	634.756
Cash and cash equivalents		93.212	*6.774*	183.766
		1.396.422	***101.482***	**1.541.340**
TOTAL ASSETS		**2.351.705**	***170.905***	**2.185.024**

CONSOLIDATED BALANCE SHEET ACCORDING TO IAS AS AT APRIL 30, 1999
WOLFORD AG AND SUBSIDIARIES

EQUITY AND LIABILITIES

	Annex No.	30.04.1999 TATS	30.04.1999 *TEUR*	30.04.1998 TATS
SHAREHOLDERS' EQUITY	(15)			
Share capital		500.000	*36.336*	500.000
Capital reserves		25.001	*1.817*	25.001
Revaluation reserves		3.495	*254*	414
Revenue reserves		558.789	*40.609*	465.560
Translation component		500	*36*	2.409
Treasury stock		-34.070	*-2.476*	0
		1.053.715	***76.576***	**993.384**
LONG-TERM LIABILITIES				
Bank loans	(16)	105.181	*7.644*	104.245
Retirement benefit obligations	(17)	148.350	*10.781*	161.487
Other long-term liabilities	(18)	28.021	*2.036*	24.563
		281.552	***20.461***	**290.295**
SHORT-TERM LIABILITIES				
Current portion of bank loans not due within one year		14.433	*1.049*	14.000
Bank loans and overdraft	(19)	660.350	*47.990*	411.251
Income tax provisions		62.399	*4.535*	210.102
Short-term accruals	(20)	113.421	*8.243*	97.210
Accounts payable - trade		80.892	*5.879*	91.366
Other liabilities		84.943	*6.173*	77.416
		1.016.438	***73.867***	**901.345**
TOTAL EQUITY AND LIABILITIES		**2.351.705**	***170.905***	**2.185.024**

CONSOLIDATED PROFIT AND LOSS ACCOUNT ACCORDING TO IAS
YEAR ENDED APRIL 30, 1999

	Annex No.	1998/1999 TATS	1998/1999 *TEUR*	1997/1998 TATS
Sales	(1)	**1.832.359**	***133.163***	**1.664.291**
Other operating income	(2)	63.394	*4.607*	39.373
Change in Finished goods and work in progress		8.961	*651*	3.672
Operating performance		**1.904.714**	***138.421***	**1.707.336**
Cost of materials and cost of services received		-391.025	*-28.417*	-374.276
Personnel expenses	(3)	-855.993	*-62.207*	-790.423
Depreciation of intangible and tangible assets		-95.036	*-6.907*	-72.824
Other operating expenses	(4)	-393.986	*-28.632*	-341.053
Operating result		**168.674**	***12.258***	**128.760**
Interest income/expense	(5)	11.464	*833*	28.134
Other financial income	(6)	19.751	*1.435*	13.022
Result from ordinary business activities		**199.889**	***14.527***	**169.916**
Income taxes	(7)	-56.870	*-4.133*	-36.103
Net income		**143.019**	***10.394***	**133.813**
Earnings per share (ATS)		**28,89**	***2,10***	**26,76**

CASH FLOW STATEMENT ACCORDING TO IAS
YEAR ENDED 30, APRIL 1999

	1998/99 TATS	1998/99 *TEUR*	1997/98 TATS
Net income	143.019	*10.394*	133.813
+ Depreciation of tangible and intangible assets	95.036	*6.907*	72.824
+(-) Gain (Loss) on the disposal of fixed assets	-787	*-57*	-112
+(-) Gain (Loss) on the disposal of securities	-18.206	*-1.323*	-4.775
+(-) Write-up of assets	-834	*-61*	0
+(-) Increase (reduction) in the retirement/termination obligations	-13.137	*-955*	6.064
+(-) Increase (reduction) in the deferred tax assets	3.562	*259*	-639
+(-) Increase (reduction) in long-term receivables	9.899	*719*	-8.583
+(-) Increase (reduction) in other long-term liabilities	3.458	*251*	-12.799
+(-) *Increase (reduction) in inventories*	-15.412	*-1.120*	1.051
+(-) Increase (reduction) in tax provisions	-147.703	*-10.734*	-12.499
+(-) Increase (reduction) in receivables and		*0*	36.969
other accounts receivable	40.905	*2.973*	-73.352
+(-) Increase (reduction) in short-term provisions	16.211	*1.178*	-21.100
+(-) Increase (reduction) in accounts payable	-10.474	*-761*	-1.753
+(-) Increase (reduction) in other short-term liabilities	7.527	*547*	-24.056
= CASH FLOW FROM OPERATING ACTIVITIES	**113.064**	***8.217***	**91.053**
+ Proceeds from the sale of securities	221.468	*16.095*	208.368
- Purchases of securities	-199.645	*-14.509*	-229.404
+ Translation component	-1.816	*-132*	-1.033
+ Proceeds from the sale of fixed tangible		*0*	8.158
and intangible assets	5.766	*419*	-4.703
- Purchases of goodwill	-76.113	*-5.531*	-200
- Purchases of intangible assets	-16.404	*-1.192*	-17.724
- Purchases of tangible assets	-303.274	*-22.040*	-225.990
= CASH FLOW FROM INVESTING ACTIVITIES	**-370.018**	***-26.890***	**-262.528**
+ Proceeds from short-term borrowings	319.781	*23.239*	221.199
+ Proceeds from long-term borrowings	5.200	*378*	7.057
- Payments of short-term borrowings	-70.655	*-5.135*	0
- Payments of long-term borrowings	-3.856	*-280*	-5.000
- Treasury stock	-34.070	*-2.476*	0
- Dividends paid	-50.000	*-3.634*	-50.000
= CASH FLOW FROM FINANCE ACTIVITIES	**166.400**	***12.093***	**173.256**
Change in cash and cash equivalents	-90.554	*-6.581*	1.781
Cash and cash equivalents at the beginning of the period	183.766	*13.355*	181.985
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**93.212**	***6.774***	**183.766**

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY ACCORDING TO IAS
AT APRIL 30, 1999

ATS in thousands	Share Capital	Capital Reserves	Revenue Reserves	Revaluation Reserves	Translation Component	Treasury Stock	**Total**
Balance at May 1,1997	500.000	25.001	379.388	3.855	2.200		**910.444**
Dividends paid 1997/98			-50.000				**-50.000**
Current year income			133.813				**133.813**
Other changes without							**0**
effects on income			2.359	-3.441	209		**-873**
Balance at April 30,1998	**500.000**	**25.001**	**465.560**	**414**	**2.409**		**993.384**
TEUR	***36.336***	***1.817***	***33.834***	***30***	***175***	***0***	***72.192***
Dividends paid 1998/99			-50.000				**-50.000**
TEUR			*-3.634*				***-3.634***
Current year income			143.019				**143.019**
TEUR			*10.394*				***10.394***
Other changes without							**0**
effects on income			210	3.081	-1.909	-34.070	**-32.688**
TEUR			*15*	*224*	*-139*	*-2.476*	***-2.376***
Balance at April 30,1999	**500.000**	**25.001**	**558.789**	**3.495**	**500**	**-34.070**	**1.053.715**
TEUR	***36.336***	***1.817***	***40.609***	***254***	***36***	***-2.476***	***76.576***



Trendsetter Cascade Shirt S/S 2000

MAJOR DIFFERENCES BETWEEN AUSTRIAN ACCOUNTING POLICIES AND INTERNATIONAL ACCOUNTING STANDARDS

In line with paragraph 245a HGB (Austrian Commercial Code), the company plans to change its group accounting to International Accounting Standards beginning with May 1, 1999.

Therefore in addition to the Austrian consolidated financial statements established in line with HGB parallel consolidated financial statements were prepared in agreement with IAS. The regulations under IAS 1 (Presentation of Financial Statements - revised 1997), IAS 16 (Property, Plant and Equipment), IAS 17 (Accounting for Leases - revised 1997), IAS 18 Intangible Assets, IAS 19 (Employee Benefits - revised 1998), IAS 22 (Business Combinations), IAS 36 (Impairment of Assets) and IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) have already been applied in full.

The most important IAS adjustments as well as their effects on the consolidated net income and shareholders' equity (at April 30, 1999 and April 30, 1998) are summarized as follows:

Net income reconciliation	comp.	1998/99 TATS	1998/99 *TEUR*	1997/98 TATS
Net income under HGB		142.221	*10.336*	126.569
IAS adjustments				
Pensions and termination provisions	*a*	19.318	*1.404*	-12.495
Anniversary provisions	*b*	-1.930	*-140*	1.870
Foreign currency translation	*c*	2.892	*210*	-317
Foreign currency transactions	*d*	-1.097	*-80*	359
Hedging agreements	*e*	-1.641	*-119*	1.740
Securities	*f*	-1.956	*-142*	4.638
Financial lease	*g*	213	*15*	231
Inventory valuation	*h*	-1.209	*-88*	1.072
Deferred taxes	*i*	-9.816	*-713*	9.267
Tax effects of the IAS adjustments	*j*	-3.977	*-289*	879
Net income according to IAS		143.019	*10.394*	133.813
Earnings per share according to IAS		28,89	*2,10*	26,76

Shareholders' equity reconciliation	comp.	30.4.1999 TATS	30.4.1999 *TEUR*	30.4.1998 TATS
Shareholders' equity under HGB		1.053.287	*76.545*	960.963
IAS adjustments				
Pensions and termination provisions	*a*	5.117	*372*	-14.201
Anniversary provisions	*b*	258	*19*	2.188
Foreign currency translation	*c*	0	*0*	0
Foreign currency transactions	*d*	0	*0*	1.097
Hedging agreements	*e*	404	*29*	2.045
Securities	*f*	7.067	*514*	5.942
Financial lease	*g*	3.505	*255*	3.292
Inventory valuation	*h*	2.323	*169*	3.533
Deferred taxes	*i*	20.000	*1.453*	29.816
Tax effects of the IAS adjustments	*j*	-4.177	*-304*	-1.292
Net income according to IAS		1.087.785	*79.052*	993.384

a. Provisions for pensions and termination payments

In accordance with Austrian HGB, the Company provides for pension costs based upon actuarial valuations using the entry age method and a discount rate of 6%.

Termination payments are provided for by the use of a present value calculation using a discount rate of 4%. Salary increases are not considered. A fluctuation rate of 9% is applied.

In compliance with IAS 19 (revised 1998) the pensions and termination obligations were determined for the current financial year on the basis of the Projected Unit Credit Method. IAS 19 (revised 1998) was applied for the first time in financial year 1998/99. The gain resulting from the transition as of May 1, 1998 in the amount of TATS 17.494/*TEUR 1.271* was recognized in the current financial year in accordance with the requirements of IAS 19 (revised 1998).

Under IAS the pensions and termination provisions are calculated in accordance with the Projected Unit Credit Method and are based on the following parameters:

Wage/salary trend	3%
Interest rate	6%

In total arriving at a netted discount rate of 3% in the calculation.

b. Provisions for jubilee bonuses

IAS 19 (revised 1998) is also applied for the calculation of jubilee bonuses.

c. Foreign currency translation

With the exception of depreciation, which is translated at the closing rate of the period, the profit and loss statements of the foreign subsidiaries are translated at the average exchange rates for the fiscal year. The profit for the year shown in the balance sheet is translated at the closing rate. The resulting translation adjustment is recorded in the profit and loss statement under the position " other operating income/expenses". According to IAS, these differences are recognized in shareolders' equity as part of the translation component.

d. Foreign currency transactions

In conformity with Austrian HGB, receivables and liabilities denominated in foreign currencies are translated into the respective local currency at the buying or selling rate on the day they are incurred. At the balance sheet date the lower of cost or market resp. the higher of cost or market is applied for valuation purposes. Unrealized gains are not recorded.

Under IAS, receivables and liabilities denominated in foreign currencies are translated into the respective local currency using the exchange rate at the balance sheet date. Unrealized gains/losses are recognized in the profit and loss statement.

e. Hedging agreements

Wolford enters into forward exchange contracts to limit its exposure to the effects of foreign currency translations for its accounts receivable denominated in foreign currencies as well as for anticipated sales denominated in currencies other than Austrian Schilling. Under Austrian HGB, unrealized losses on foreign exchange forward contracts have to be accrued; unrealized gains are not recognized.

Under IAS derivative financial instruments - for which no "hedging accounting" is allowed - are valued at fair value. Resulting gains or losses are recognized in income.

f. Securities

In line with IAS 25, securities are valued at fair value. Temporary fluctuations in fair value are charged to shareolders' equity and are shown as revaluation reserves.

g. Financial Leases

In compliance with Austrian HGB, lease contracts made by the parent company for a warehouse in Bregenz are treated as operating lease. Under IAS not the contractual form but the economic form is important, therefore this lease contract has to be considered as financial lease.

h. Inventories

Inventories are valued at their production costs. According to an option provided in Austrian HGB, Wolford does not capitalize social expenses. As under IAS no such option is possible, all social expenses related to the production are included in the inventory costs.

i. Deferred taxes

In line with IAS temporary differences between the tax and commercial balance sheets are determined as deferred tax assets and deferred income tax payable by applying the national tax rate prevailing at that time. Future tax losses carried forward are capitalized to the extent that they will be reversed within a foreseeable period.

TAXES ON INCOME

The effective income tax rate for the fiscal year 1998/99 in the consolidated financial statements amounts to about 28,5% (1997/98: 21,2%).

The income tax expense is as follows:

	1998/99 TATS	1998/99 *TEUR*	1997/98 TATS
Current tax expense			
Austria	55.338	*4.022*	43.808
Other countries	12	*1*	(1.822)
Deffered tax expense (income)			
Austria	1.493	*108*	(5.833)
Other countries	27	*2*	0
Total	56.870	*4.133*	36.103

Current tax expenses and deferred taxes have been calculated using the current Austrian corporate tax rate of 34 %.

A reconciliation of income taxes determined using the statutory rate to the effective income tax rate is as follows:

	1998/99 TATS	1998/99 *TEUR*	1997/98 TATS
Income tax expense at a rate of 34%	67.962	*4.939*	57.771
Foreign tax rate differential	1.628	*118*	399
Research allowances	(2.597)	*(189)*	(1.356)
Tax free investment earnings	(1.508)	*(110)*	(3.246)
Tax payments/ credits due to tax assessments	(6.480)	*(471)*	(5.536)
Losses not subject to deferred taxation	(4.159)	*(302)*	(6.853)
Other	2.024	*147*	(5.184)
Effective income tax expense	56.870	*4.133*	36.103
Effective tax rate in %	28,5%	*28,5%*	21,2%

DEFERRED TAX ASSETS

Deferred tax assets result from the following temporary valuation and accounting differences between the book values in IAS accounts and their corresponding tax assessment bases:

	30.4.1999 TATS	30.4.1999 *TEUR*	30.4.1998 TATS
Deferred tax assets			
Retirement provisions	12.528	*910*	16.606
Deferred taxes			
on tax loss carry-forwards	20.000	*1.453*	13.173
Total deferred taxes assets	32.528	*2.363*	29.779
Deferred tax liabilities			
Consolidation entries	(10.052)	*(731)*	(5.702)
Tangible assets	(1.192)	*(87)*	(1.119)
Inventory	(790)	*(57)*	(1.201)
Securities	(1.214)	*(88)*	(1.880)
Other	(1.787)	*(130)*	(401)
Total deferred tax liabilities	(15.035)	*(1.093)*	(10.303)
Total	17.493)	*1.271*	19.476

The major part of the loss carry-forwards from subsidiaries have an indefinite life and may be used to offset the Company's and its consolidated subsidiaries future taxable income.

RETIREMENT BENEFIT OBLIGATIONS

Pensions and termination payments are calculated in accordance with IAS 19 (revised 1998).

PROVISIONS FOR PENSION PAYMENTS

Based on single agreements, Wolford operates a pension scheme for active and retired (former) members of the board of management.

Calculations in accordance with the Projected Unit Credit Method were based on the following parameters:

Biometric accounting basis	*1998 Charts by Dr. Klaus Heubeck*
Interest rate	6,0 % p.a.
Wage/salary trend	3,0 % p.a.
Average employee turnover	9,0 % p.a.

PROVISIONS FOR TERMINATION PAYMENTS

Under applicable statutory regulations employees of the Austrian Group companies are entitled to a one-time severance indemnity payment on termination of their employment or at the time of their retirement. This payment is based on years of service with the company and the salary at the time of termination of employment or retirement. The "corridor regulation" was applied for actuarial gains/losses.

Calculations by the Projected Unit Credit Method were based on the following parameters:

Biometric accounting basis	*1998 Charts by Dr. Klaus Heubeck*
Interest rate	6,0 % p.a.
Wage/salary trend	3,0 % p.a.
Average employee turnover	9,0 % p.a.

In financial year 1998, the movement of provisions in the parent company was as follows:

	30.4.1999 TATS	30.4.1999 *TEUR*	30.4.1998 TATS
Present value of the pensions and termination benefits as of May 1,	141.212	*10.263*	134.922
Current service cost	8.661	*629*	9.225
Interest cost	9.457	*687*	9.607
Actual benefit payments	-13.754	*-1.000*	-11.161
Actuarial gain/loss during the year	15.837	*1.151*	0
Present value of the pensions and termination benefits as of April 30	161.413	*11.730*	142.593
Cumulated acturial gain/loss not taken into account	-14.456	*-1.051*	0
Unrealized transitional gains	0	*0*	17.949
Provisions as of April 30	146.957	*10.680*	160.542

As IAS 19 (revised 1998) is applied for the first time in financial year 1998/99 the unrealized transitional gain as of May 1, 1998 was fully recognized in financial year 1998/99.

The high actuarial loss for the financial year 1998/99 is due to an adjustment of the interest rate from 7% to 6% as well as to the first application of the 1998 mortality chart of Dr. Heubeck.

NOTES TO THE CASH FLOW STATEMENT

The cash flow statement of Wolford AG and subsidiaries shows the changes in cash and cash equivalents resulting from the inflow and outflow of funds during the reporting year.

Liquid funds represent only the balance sheet item "cash and bank balances". The cash flow statement differentiates between payment flows arising from operating activities, investing activities, and financing activities.

CASH FLOW FROM OPERATING ACTIVITIES

The cash flow from operating activities is presented according to the indirect method, i.e. the net income (after tax) is adjusted by non-cash expenditures and proceeds. Cash flow from operating activities also includes changes in net working capital excluding liquid funds.

CASH FLOW FROM INVESTING ACTIVITIES

The acquisition of tangible and intangible assets totaled TATS 395.791/*TEUR 28.763*. This outflow is mainly due to an investment in a new building for knitware and clothing ("Strickerei, Konfektion, Sortierung 2") and for the extension of business activities in North America and China.

Investments in securities are mainly related to the purchase of investment fund certificates.

The cash flow from investing activities amounts to TATS 370.018/*TEUR 26.890* after deduction of the proceeds from the sale of fixed assets; thus only part of the investments made could be financed through operating activities.

CASH FLOW FROM FINANCING ACTIVITIES

The inflow from financing activities results from an increase in financial liabilities amounting to TATS 324.981/*TEUR 23.617*. TATS 74.511/*TEUR 5.415* were repaid according to schedule.

ADDITIONAL INFORMATION TO THE CASH FLOW STATEMENT

	1998/99 TATS	*1998/99* *TEUR*	1997/98 TATS
Interest payments	(23.362)	*(1.698)*	(18.392)
Income tax payments	(115.351)	*(8.383)*	(116.535)

SEGMENT REPORTING

Wolford AG is a manufacturer of high-quality hosiery, bodysuits and swimbodies for the luxury market. The management information system is exclusively set up according to regions.

SEGMENTAL DATA BY REGION

		Austria		Other European countries		North America		Asia		Consolidation entries		Wolford Group	
		1998	**1999**	1998	**1999**	1998	**1999**	1998	**1999**	1998	**1999**	1998	**1999**
Sales		1.346.186	**1.463.206**	1.059.098	**1.196.448**	121.442	**124.761**	5.513	**36.484**	-867.948	**-988.540**	1.664.291	**1.832.359**
	TEUR	*97.831*	*106.335*	*76.968*	*86.949*	*8.826*	*9.067*	*401*	*2.651*	*-63.076*	*-71.840*	*120.949*	*133.163*
thereof Group sales		867.948	**988.540**	0	**0**	0	**0**	0	**0**	-867.948	**-988.540**	0	**0**
	TEUR												
Outside sales		478.238	**474.666**	1.059.098	**1.196.448**	121.442	**124.761**	5.513	**36.484**	0	**0**	1.664.291	**1.832.359**
	TEUR	*34.755*	*34.495*	*76.968*	*86.949*	*8.826*	*9.067*	*401*	*2.651*	*0*	*0*	*120.949*	*133.163*
Operating profit		148.124	**224.394**	-5.561	**10.116**	6.894	**-11.136**	-7.646	**-17.205**	-13.051	**-37.495**	128.760	**168.674**
	TEUR	*10.765*	*16.307*	*-404*	*735*	*501*	*-809*	*-556*	*-1.250*	*-948*	*-2.725*	*9.357*	*12.258*
Operative assets		1.448.847	**1.562.016**	332.179	**364.667**	49.499	**133.918**	36.749	**61.379**	-384.422	**-469.464**	1.482.852	**1.652.516**
	TEUR	*105.292*	*113.516*	*24.140*	*26.501*	*3.597*	*9.732*	*2.671*	*4.461*	*-27.937*	*-34.117*	*107.763*	*120.093*
Operative liabilities		1.248.804	**1.305.457**	291.443	**313.652**	40.890	**134.653**	43.440	**76.993**	-432.937	**-532.765**	1.191.640	**1.297.990**
	TEUR	*90.754*	*94.871*	*21.180*	*22.794*	*2.972*	*9.786*	*3.157*	*5.595*	*-31.463*	*-38.718*	*86.600*	*94.329*
Investments		234.364	**360.075**	36.233	**34.775**	4.536	**88.770**	11.342	**14.769**	-37.182	**-68.528**	249.293	**429.861**
	TEUR	*17.032*	*26.168*	*2.633*	*2.527*	*330*	*6.451*	*824*	*1.073*	*-2.702*	*-4.980*	*18.117*	*31.239*
Depreciation		63.377	**68.367**	7.168	**12.740**	1.245	**10.775**	1.034	**3.154**	0	**0**	72.824	**95.036**
	TEUR	*4.606*	*4.968*	*521*	*926*	*90*	*783*	*75*	*229*	*0*	*0*	*5.292*	*6.907*
Employees		1.337	**1.438**	223	**243**	18	**76**	14	**58**			1.592	**1.815**

BUSINESS ACTIVITIES WITH RELATED COMPANIES

One of the Company's principal customers is "Palmers Textil AG", a subsidiary of P Beteiligungs AG. P Beteiligungs AG, Palmers' family members and M. Erthal u. Co Beteligungsgesellschaft mbH", which is owned by the Palmers' family, own bearer shares amounting to more than 2.250.000 pieces with a nominal value of more than ATS 225.000.000/*EUR 16.351.387*. This accounts for 45%-50% of the share capital as of April 30, 1999.

Sales to Palmers Textil AG totaled to TATS 129.564/*TEUR 9.416* (1997/98: TATS 94.877). As of April 30, 1999 total accounts receivable from Palmers Textil AG amounted to TATS 23.400/ *TEUR 1.700* (30.4.1998: TATS 5.224)

FINANCIAL LEASE

The parent company leases a warehouse in Bregenz. According to IAS, the lease agreement is considered as financial lease whereas under Austrian HGB it is considered as operative lease.

The capitalized lease amounts of the tangible asset as well as the accumulated depreciation are as follows:

	1998/99 TATS	1998/99 *TEUR*	1997/98 TATS
Warehouse	18.780	*1.365*	18.780
Accumulated depreciation	(7.511)	*(546)*	(6.886)
Buildings on land owned by 3rd parties	11.269	*819*	11.894

Annual depreciation for assets additionally capitalized under IAS amounts to TATS 626/*TEUR 46* (1997/98: TATS 626).

At April 30, 1999 annual lease rates as well as the net financial obligation for the following years resulting from financial leases are as follows:

	TATS	*TEUR*
1999/00	1.239	*90*
2000/01	1.239	*90*
2001/02	1.239	*90*
2002/03	1.239	*90*
2003/04	1.239	*90*
2004/05 and after	3.435	*250*
Total obligation	9.630	*700*
Less: amount representing interest	(1.867)	*(136)*
Present value of net min. lease payments under capital lease	7.763	*564*
Less: current portion	(792)	*(58)*
Long-term portion	6.971	*(506)*


Soprattutto Italy 10/98
Product: Sixties



Marie Claire Australia 5/98
Product: Velvet de Luxe

REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of Wolford AG as of April 30, 1999 and 1998 and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The audit of certain group subsidiaries was performed by other auditors. Our opinion insofar as it relates to the amounts included for those subsidiaries, is based solely on the report of the other auditors.

We conducted or audits in accordance with International Standards on Auditing established by the International Federation of Accountants Committee (IFAC). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Wolford AG at April 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended and have been properly prepared in conformity with International Accounting Standards issued by the International Accounting Standards Committee (IASC).

Vienna, 30 June 1999

VIENNA WIRTSCHAFTSPRÜFUNGS- UND STEUERBERATUNGSGESELLSCHAFT MBH

Wirtschaftsprüfungs- und Steuerberatungsgesellschaft m.b.H.
MMag. Dr. Dieter Waldmann Dr. Karl Priester
Austrian Certified Public Accountants

WOLFORD AG

Wolfordstraße 1
A-6901 Bregenz
Tel. +43/5574/690-0
Fax +43/5574/795 44

AUSTRIA

WOLFORD WIEN
Gonzagagasse 11
A-1010 Wien
Tel. 01/535 99 00
Fax 01/535 23 53

GERMANY

WOLFORD DEUTSCHLAND GMBH
Maximilianstraße 34
D-80539 München
Tel. 089/290 52-0
Fax 089/290 52-111

FRANCE

WOLFORD PARIS S.A.R.L.
8, rue des Quatre Fils
F-75003 Paris
Tel. 01 48 04 34 92
Fax 01 42 71 80 39

SWITZERLAND

WOLFORD (SCHWEIZ) AG
Kornaustrasse 23
CH-9430 St. Margrethen (SG)
Tel. 071/744 90 53
Fax 0043/5574/690 589

SPAIN

WOLFORD ESPAÑA, S.L.
c/Velázquez, 10-6°D
E-28001 Madrid
Tel. 91/577 56 63,
91/577 57 26
Fax 91/577 53 17

NETHERLANDS

WOLFORD NEDERLAND B.V.
Julianaplein 9
NL-5211 BA
's-Hertogenbosch
Tel. 073/692 86 92
Fax 073/612 83 55

ENGLAND

WOLFORD LONDON LTD.
73 Welbeck Street
London W1M 8NX
Tel. 0171/935 9202
Fax 0171/935 1006

ITALY

WOLFORD ITALIA S.R.L.
Piazza Castello 21
I-20121 Milano
Tel. 02/86 57 67, 02/86 62 05
Fax 02/80 48 24

SCANDINAVIA

WOLFORD SCANDINAVIA APS
Amagertorv 29, 3 sal

Denmark: 1160 København K
Tel. 33/14 95 60, Fax 33/14 95 69
Sweden:
Tel. 8/678 33 36, Fax 8/611 59 65
Norway:
Tel. 22/36 16 00, Fax 22/36 16 01
Finland:
Tel. 09/34 89 780
Fax 09/34 89 781

USA

WOLFORD AMERICA, INC.
540 Madison Avenue, 34th Floor
New York, NY 10022
Tel. 212/453 55 56
Fax 212/453 55 63

JAPAN

WOLFORD JAPAN K.K.
Kyuroku Building
2-3-8 Minami - Aoyama
Minato - ku Tokyo 107-0062
Tel. 03/3405 2957
Fax 03/3405 7910

CHINA

WOLFORD CHINA LTD.
Suite 2706, 27/F
Nat West Tower
Times Square
Causeway Bay
Hong Kong
Tel. 00852/2506 1133
Fax 00852/2506 1182



BELGIUM

Wolford Belgium NV
Prins Boudewijnlaan 1F
B-2550 Kontich
Tel. 03/457 78 73
Fax 03/457 49 19

GREECE

P. Wol Hellas AG
D. Ralli 11
15124 Marousi Athen
Tel. 1/612 99 16
Fax 1/612 99 17

COREA

Na-Hyun International
5F, Dongnam - Bldg, 10 - 7
Nonhyun - Dong, Kangnam - Ku
Seoul, Korea
Tel. 02/546 7632
Fax 02/546 7635

RUSSIA

JamilCo Ltd
Ulitsa Kulneva 4
Moscow 121170
Tel. 95/249 03 03
Fax 95/249 51 39

AUSTRALIA

Pasala International Pty Ltd.
136 Church Street
Hawthorn, Victoria 3122
Tel. 03/9818 2124, Fax 03/9819 0667

LEBANON

Threads & Colors
Rizk Plaza, Brummana
Tel. 04/862 322, Fax 04/963 067

Wolford



901.772

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and responsible for the contents:

Wolford Aktiengesellschaft
Wolfordstraße 1
A-6901 Bregenz am Bodensee
Tel. 00.43.55.74.690.0
Fax: 00.43.55.74.795.44

Corporate Communications
Investor Relations

Phone 00.43.5574.690.213
Fax 00.43.5574.690.219
investor@wolford.com
http: //www.wolford.com

Photographs of people
and architecture by
Jean-Noël l'Harmeroult
Paris - New York